82-3023

File No. 82-4991

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6



SUPPL

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES PROPOSED 2ND PRIVATE PLACEMENT

May 9, 2006

The Company is pleased to announce that it has reached an agreement in principal to raise a total of $150,000.00 by way of an arm's length private placement with accredited investors. The proposed placement will consist of the purchase of 1,363,636 common shares of the Company at a price of $0.11 per share, with warrants attached to purchase up to a further 1,363,636 shares, at a price of $0.20 per share, for a period of two years. A finder's fee of ten percent will be paid to an arm's length third party.

The proceeds from the placement will be added to the Company's working capital.

The closing price of the Company's shares as traded on the TSX Venture Exchange on May 9, 2006 was $0.15.

The proposed private placement is subject to acceptance by regulatory authorities.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.